

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 5, 2017

<u>Via E-Mail</u>
Bruce Sumner
1212 Development Corp.
5348 Vegas Drive, Suite 2015
Las Vegas, NV 92880

> **Re: 1212 Development Corp.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed September 18, 2017**
> **File No. 024-10699**

Dear Mr. Sumner:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2017 letter.

<u>Cover Page</u>

1. We note your response to comment 3. Please include the legend required by Rule 254(a); this legend provides notice to the extent the company relies on URL delivery of the final offering circular.

8. Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 27

2. As explained in Instruction 4 to Item 6 to Part II of Form 1-A, please ensure that your plan of operations and your use of proceeds disclosures are consistent. For example, we note that your plan of operations and use of proceeds list different expenditure categories and different expenditure amounts.

Financial Statements

3. We note that you provide audited financial statements as of and for the period ended December 31, 2016. In your next amendment, please include interim financial statements that cover at least the first six months of fiscal year 2017 and the corresponding prior periods. Reference is made to paragraph (c) in Part F/S of Form 1-A.

Part III

15. Index to Exhibits

Exhibit 11 – Auditor's Consent

4. We note in Exhibit 11 to Form 1-A that your auditor has provided consent to the reference of their firm under the caption "Experts" in the Offering. However, we could not locate a caption labeled "Experts" in the Offering. Please revise your disclosure to include this information or tell us why it is not necessary.

16. Signatures

5. Please revise your signature page to accurately reflect the date of your most recently filed amendment to Form 1-A.

You may contact Jeff Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Adam S. Tracy
        The Tracy Firm, Ltd.